Nike, Inc. (NKE) — Buy

May 2006

Company Profile

- Founded in 1968, NKE is headquartered in Beaverton, Oregon.
- NKE is the world's leading athletic footwear and apparel company, with 38% global share of branded athletic footwear.
- Key markets include Footwear (53%), Apparel (28%), Equipment (6%) and other brands (13%).
- NKE's growth vehicles include international (54% of sales), sub-$49 market, women's athletics, and apparel.

2005 Revenues = $ 15 Billion


Europe, Middle East & Africa, 31%
U.S., 37%
Asia, 14%
Other, 13%
Americas, 5%

Per Share Valuation

	NKE	S&P 500
Price	81	1300
2005 EPS	5.2	79
2006 est. EPS	5.6	88
2005 Price/Sales	1.5x	1.4x
2005 Price/Earnings	15x	17x
2005 Price/Book	3.7x	2.8x

FY ends May 31
Shares Outstanding =261 million
All figures in USD

Investment Thesis

Dominant Brand & Scale NKE has 38% share of branded athletic footwear with #1 market share in all regions including the U.S. and China.

Diversification Sales are diversified geographically. NKE continues to add new regions, brands, price points and channels.

Owner-Operator Chairman, Co-Founder Phil Knight owns 25%.

Growth Opportunities International segment is 54% of sales and 15% of sales is in emerging markets. NKE is entering the sub-$49 market which represents 50% of the U.S. footwear market. NKE's women's athletics sales are growing at 5-8%/year.

Risks

Macro U.S. consumer spending may slow down. International segment has risks related to currency movements, economic conditions, and expense related to entry into new markets.

Footwear Trends Changing popularity of various sports and style may impact NKE's sales.

Competition / Consolidation Adidas bought Reebok and is now of more comparable size. Adidas' scale disadvantage could narrow. NKE already has high market shares and may lose share over time.

NKE is an attractive investment given its dominant franchise, growth opportunities and reasonable valuation.

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Dodge & Cox / Investment Managers / San Francisco